Mail Stop 4561

May 17, 2009

By U.S. Mail and facsimile to (516) 327-7860

Monte N. Redman
President and Chief Operating Officer
Astoria Financial Corporation
One Astoria Federal Plaza
Lake Success, NY 11042

      Re: **Astoria Financial Corporation**
                Forms 10-K for Fiscal Year Ended December 31, 2007 and 2008
                File No. 001-11967

Dear Mr. Redman:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Branch Chief